Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of January 2002

1-7952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Business Systems Administration Group

Date: January 18, 2002

(Translation)

To All Concerned Persons

January 18, 2002

Name of Company listed:	Kyocera Corporation
Name of Representative:	Yasuo Nishiguchi, President and Director
(Code number:	6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)
Person for inquiry:	Hideki Ishida Managing Director General Manger of Business Systems Administration Group (Tel: 075-604-3500)

Notice Concerning the Spin-Off of the Printer Business through Corporate Split

This is to advise you of the Company's decision that the printer business of the Company will, with effect as of April 1, 2002, be spun-off and succeeded to by Kyocera Mita Corporation, as described below.

1. Objectives of the Corporate Split

Kyocera Mita Corporation, a wholly-owned subsidiary of the Company, is the principal company responsible for the document solutions business within the Kyocera Group. Through the integration of the printer business undertaken by the Company to date into Kyocera Mita Corporation, it is foreseen that the printer and copier businesses will reach a new level of fusion and moreover, by creating a unified business structure for development, manufacturing, sales and service, management efficiency will be increased resulting in new growth possibilities for this business.

2. Principal Terms of the Corporate Split

(1) Schedule of the Corporate Split

Board Meeting to Approve the Corporate Split Agreement:	January 18, 2002
Execution of the Corporate Split Agreement:	January 24, 2002
General Shareholders Meeting to Approve the Corporate Split Agreement:	Pursuant to Article 374-22 of the Commercial Code (Simple Corporate Split Procedures), the corporate split will be effected without obtaining the approval of the General Meeting of Shareholders. However, Kyocera Mita Corporation will convene a General Meeting of Shareholders for the purpose of approving the Corporate Split Agreement on February 12, 2002.
Date of Corporate Split:	April 1, 2002
Date of Registration of Corporate Split:	April 1, 2002

(2) Method of Corporate Split

1) Method of Corporate Split
The corporate split will be effected in such manner that the Company shall subsidiary of the Company, shall be the successor company.

2) Reasons for Adopting such Method of Corporate Split
The Company concluded that combining the printer business currently conducted by the Company into Kyocera Mita Corporation, a wholly-owned subsidiary of the Company, is the most appropriate measure in order to achieve further integration of the printer business of the Company and the copier business of Kyocera Mita Corporation and to speed-up the process of making judgments for the development of such businesses.

(3) Allocation of Shares

1) The Allocation Ratio of the Shares
333,000,000 shares of Kyocera Mita Corporation to be issued in conjunction with corporate split shall be allocated to the Company.

2) Kyocera Mita Corporation is a wholly-owned subsidiary of the Company and all shares to be issued in conjunction with the present corporate split shall be allocated to the Company. Accordingly, all assets and liabilities of the Company shall be assumed by Kyocera Mita Corporation at their book value and, accordingly, there shall be no change in the net asset value of the Company disregarding the number of the shares of Kyocera Mita Corporation to be allocated to the Company. As there shall be no impact on the interests of the shareholders of the Company, the number of the shares of Kyocera Mita Corporation to be allocated to the Company was decided through discussion and mutual agreement between the Company and Kyocera Mita Corporation.

(4) Money Payable upon Corporate Split

No money will be paid upon the corporate split.

(5) Rights and Obligations to be Assumed by the Successor Company

The entire business of the printer business division, including, but not limited to, the assets and liabilities of this division and the related agreements and contracts, will be succeeded to by the successor company as of the date of the corporate split.

(6) Forecast of Performance of Obligations

1) The Transferring Company
Taking into consideration the amounts of the Company's assets, liabilities and net assets etc., we are of the opinion that the obligations to be assumed upon the corporate split will certainly be performed.

2) The Successor Company

Taking into consideration the amounts of the assets, liabilities and net assets etc., which are currently held, or will be succeeded to upon the corporate split, by Kyocera Mita Corporation, we are of the opinion that the obligations to be assumed upon the corporate split will certainly be performed.

(7) Newly-Appointed Officers of the Successor Company

There will be no officers of Kyocera Mita Corporation to be newly appointed upon the corporate split.

3. Outline of the Parties to the Corporate Split (as of September 30, 2001)

(1) Corporate Name	Kyocera Corporation	Kyocera Mita Corporation
(2) Description of Business	Manufacturing	Manufacturing
(3) Date of Establishment	April 1, 1959	July 1, 1948
(4) Location of Head Office	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto	2-28, Tamatsukuri 1-chome, Chuo-ku, Osaka
(5) Representative	Yasuo Nishiguchi President and Director	Koji Seki President and Director
(6) Paid-in Capital	¥115,703 million	¥12,000 million
(7) Number of Outstanding Shares	190,318,000	240,000,000
(8) Shareholders' Equity	¥873,733 million	¥16,630 million
(9) Total Assets	¥1,118,352 million	¥74,763 million
(10) End of Fiscal Year	March 31	March 31
(11) Number of Employees	14,550	1,193
(12) Principal Trading Partners	Fujitsu, Ltd., Hitachi, Ltd., etc.	Kanematsu Electronics, Ltd., Ryoyo Electronics, Ltd., etc.
(13) Principal Shareholders and their Shareholding Ratios (as of September 30, 2001)	1. Nihon Trustee Service Trust Bank, Ltd. (Trust Account) 6.66% 2. The Bank of Kyoto, Ltd. 3.79% 3. Kazuo Inamori 3.58%	Kyocera Corporation 100%

(14) Main Banks	The Bank of Kyoto, Ltd., Sanwa Bank Ltd., etc.	The Sumitomo-Mitsui Bank, Ltd., The Industrial Bank of Japan, Ltd., Sanwa Bank Ltd., etc.
(15) Mutual Relationships	Capital Relationship	Kyocera Mita Corporation is a wholly-owned subsidiary of Kyocera Corporation.
	Personnel Relationship	Certain directors, corporate auditors and employees of Kyocera Mita Corporation have been seconded to it by Kyocera Corporation.
	Transactional Relationship	Joint manufacturing, sales, development, etc. of printers

(16) Results of Operations for the most recent three fiscal years

(in millions of yen except for per share amounts)

	Kyocera Corporation (Assigning Company)			*Kyocera Mita Corporation (Successor Company)		
Fiscal Year	March 1999	March 2000	March 2001	October 1999	March 2000	March 2001
Net Sales	453,595	507,802	652,510	80,857	80,566	87,550
Profit from Operations	37,690	55,013	92,431	1,944	1,612	3,020
Recurring Profit	52,009	69,471	114,500	2,119	3,549	7,078
Net Income	27,738	39,296	31,398	(2,719)	44,905	2,574
Net Income per Share (yen)	145.75	206.48	164.98	(52.91)	873.90	10.72
Annual Dividend per Share (yen)	60.00	60.00	60.00	-	-	-
Shareholders' Equity per Share (yen)	3,660.29	3,959.32	4,675.06	(893.06)	7.17	62.44

* As Kyocera Mita Corporation became subject to the application of the Corporate Reorganization Law on October 5, 1998, fiscal year 1999 (from October 6, 1998 to October 5, 1999) differs from other fiscal years. Fiscal year 2000 is the period from April 1, 1999 to March 31, 2000.

4. Content of the Business Division to be Spun-Off

(1) Content of Printer Business Division
Development, manufacture and sales of printers.

(2) Results of Operations of the Printer Business Division for the Fiscal Year Ended March 2001

(in millions of yen)

	Printer Business Division (a)	Financial Results of the Company for Fiscal Year 2001(b)	Percentage Rate (a/b)
Net Sales	34,172	652,510	5.2%
Gross Profit	5,287	175,155	3.0%
Operating Profit	1,927	92,431	2.1%
Recurring Profit	3,123	114,500	2.7%

(3) Categories and Amounts of Assets and Liabilities to Be Transferred (as of September 30, 2001)

(in millions of yen)

Assets		Liabilities	
Category	Book Value	Category	Book Value
Current Assets	22,234	Liquid Liabilities	5,990
Tangible Fixed Assets	1,413	Fixed Liabilities	0
Other Investments, etc.	2,560		
Total:	26,207	Total:	5,990

* The amount of assets (26,207 million yen) to be assumed as of September 30, 2001 represents 2.3% of the total asset value (1,118,352 million yen) of the Company as of the same date.

5. Status of the Company following the Corporate Split

(1) None of the corporate name, content of business, location of the head office, representative, paid-in capital or fiscal year will change as a result of the corporate split.

(2) Total Assets

Only the amount of the liabilities to be assumed by Kyocera Mita Corporation will be reduced.

(3) Effect on Results of Operations

At present, there will be no change in the forecasted results of operations for the current fiscal year, as announced by us on November 8, 2001. The Company will make timely disclosure when it is required due to the change in such forecast.